June 17, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Attn: Arthur Tornabene-Zalas

Washington D.C. 20549

Phone: (202) 551-3162

Re:	U.S. Energy Corp.
Registration Statement on Form S-3
Filed June 10, 2022
File No. 333-265532

Acceleration Request

Request Date: Thursday, June 23, 2022

Request Time: 12:30 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Mr. Tornabene-Zalas:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Energy Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Thursday, June 23, 2022, at 12:30 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Ryan L. Smith
Chief Executive Officer